UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 1-14959 Brady Corporation

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2015 and 2014, Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

BRADY MATCHED 401(k) PLAN
TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE	13
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 - Consent of CliftonLarsonAllenLLP

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

Retirement Committee
Brady Matched 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Brady Matched 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brady Matched 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 16, 2016

BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments - at fair value	$206,421,900	$211,368,752
Cash	61,893	39,247
Receivables
Company contributions	1,181,911	1,104,631
Notes receivable from participants	2,859,328	2,740,778
Total receivables	4,041,239	3,845,409
Total assets	210,525,032	215,253,408
LIABILITIES — excess contributions payable	(6,387)	(697)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	210,518,645	215,252,711
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(192,984)	(259,033)
NET ASSETS AVAILABLE FOR BENEFITS	$210,325,661	$214,993,678
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Participant	$8,704,945	$8,615,402
Company	4,202,453	4,236,689
Rollover	477,614	996,542
Total contributions	13,385,012	13,848,633
Investment (loss) income
Net (depreciation) appreciation in fair value of investments	(9,838,254)	746,995
Interest and dividends	9,257,845	9,351,870
Net investment (loss) income	(580,409)	10,098,865
Interest income from notes receivable from participants	91,762	90,881
Transfers of assets from affiliated plan	9,454,860	—
Total additions	22,351,225	24,038,379
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	26,614,829	17,778,931
Administrative expenses	404,413	422,094
Total deductions	27,019,242	18,201,025
NET (DECREASE) INCREASE	(4,668,017)	5,837,354
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	214,993,678	209,156,324
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$210,325,661	$214,993,678
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
NOTE 1—DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, non-resident aliens, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the employee’s initial date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 50% of their annual eligible compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in the event of qualifying emergencies (as defined by the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of the first 3% and 50% of the next 2% that a participant contributes, subject to compensation limits of $265,000 for calendar year 2015, adjusted for inflation. Participants self-direct all participant and Company contributions. The Plan offers a Roth 401(k) option where contributions are made on an after-tax basis. Upon distribution, Roth contributions are tax-free.
Effective September 1, 2014, the Plan began allowing the conversion of existing 401(k) retirement plan assets to Roth 401(k) accounts. Previously, conversions could be done only by participants who were also eligible to take a distribution from the plan, which in most cases were done by those age 59 1/2 or older.
The Company acquired Precision Dynamics Corporation in December 2012, and at that time, the decision was made that the Precision Dynamics Cash Option 401(k) Plan would not be merged into the Plan. The Precision Dynamics Cash Option 401(k) Plan was frozen in 2013 and these employees became eligible, via Board Resolution, to participate in the Plan effective January 1, 2014. The participant accounts rolled into the Plan on August 3, 2015. Brady received approval from the IRS to terminate the Precision Dynamics Cash Option 401(k) Plan on August 11, 2015 and the official termination date was November 13, 2015.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 1, 2014, for any newly eligible participant, the Plan will automatically withhold 5% of the employee’s eligible compensation, unless an on line election is completed by the participant to opt out within ninety days of their hire date. The withheld funds will be deposited into an account under the employee’s name in the Plan and funded in the Roth 401(k) option in absence of a designation by the participant.

Investments
Investment options include various mutual funds, a common collective trust fund and Brady Corporation Class A Non-Voting Common Stock.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1—DESCRIPTION OF THE PLAN (continued)
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. Company contributions will become vested after a two-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death, or a plan termination.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, or in-kind in shares of Brady Corporation Class A Non-Voting Common Stock.

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2015 and 2014, forfeited non-vested accounts totaled $52,064 and $131,503, respectively. Total forfeitures used to reduce Company contributions were $339,118 and $155,087 in 2015 and 2014, respectively.

 Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balance. Individual loan amounts must be at least $1,000; however, aggregate loan amounts may not exceed $50,000. The interest rate for the loans is the prime rate. Loan terms may range from one to five years, or longer if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. As of December 31, 2015, the interest rates on outstanding loans range from 3.25% to 9.00%.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including various mutual funds, a common collective trust fund, a money market fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses
Administrative expenses are paid by the Plan. This includes administrative, investment management, audit, legal and other miscellaneous fees of the Plan.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. There was $57,313 and $113,144 allocated to accounts of persons who have elected to withdraw from the Plan, but had not yet been paid as of December 31, 2015 and 2014 respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions of $6,387 and $697 for the years ended December 31, 2015 and 2014 respectively.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)," which removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This ASU is effective for fiscal years beginning after December 15, 2015. Plan management is reviewing the ASU to determine the impact to the Plan.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient," which designates contract value as the only required measure for fully benefit responsive investment contracts, simplifies and makes more effective investment disclosure requirements, and provides a practical expedient when a plan’s fiscal year-end does not coincide with month-end. This ASU is effective for fiscal years beginning after December 31, 2015. Plan management is reviewing the ASU to determine the impact to the Plan.

Subsequent Events
The Plan has evaluated subsequent events through June 16, 2016, the date the financial statements were issued.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 3—INVESTMENTS
The fair value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2015 and 2014, was as follows:

	2015		2014
Growth Fund of America	$32,824,646		$33,888,805
PNC Stable Value Fund*	25,720,446	**	16,770,183	**
Vanguard Total Stock Market Index Fund	20,447,399		***
T. Rowe Price Retirement 2030	16,704,094		15,511,670
T. Rowe Price Retirement 2040	14,525,219		12,886,540
Vanguard Total Bond Market Index Fund	13,397,815		13,970,948
Fidelity Diversified International Fund	12,995,729		13,124,999
T. Rowe Price Retirement 2020	12,144,658		12,113,290
LSV Value Equity Fund	12,052,655		13,855,402

*	Party-in-interest in the Plan.

**	This represents contract value which differs from fair value as noted in the supplemental schedule.

***	Less than 5% of the Plan's net assets

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2015	2014
Mutual funds	$(9,281,883)	$1,062,363
Brady Corporation common stock	(556,371)	(315,368)
Net (depreciation) appreciation in fair value of investments	$(9,838,254)	$746,995

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 4—FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America (GAAP) establishes a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Additionally, GAAP defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Plan primarily applies the market approach for recurring fair value measurements and attempts to utilize the best available information. Accordingly, the Plan also utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Plan's assets measured at fair market value are classified in one of the following categories:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any inputs that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 4—FAIR VALUE MEASUREMENT (continued)
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Brady common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The common collective trust fund is valued at the net asset value of the fund based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The objectives of the common collective trust fund are to maximize current income, while maintaining principal and to provide for withdrawals for certain participant-initiated transactions under a plan without penalty or adjustments. The collective trust fund does not have a finite life, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
The money market funds are valued at a stable $1.00 net asset value which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$42,062,039	$—	$—	$42,062,039
Blended fund	20,447,399	—	—	20,447,399
Value funds	20,580,397	—	—	20,580,397
International funds	20,159,913	—	—	20,159,913
Target date funds	56,132,983	—	—	56,132,983
Bond funds	15,460,943	—	—	15,460,943
Other fund	2,395,162	—	—	2,395,162
Brady common stock	3,269,634	—	—	3,269,634
Common collective trust fund	—	25,913,430	—	25,913,430
Total	$180,508,470	$25,913,430	$—	$206,421,900

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$43,689,242	$—	$—	$43,689,242
Blended funds	21,445,069	—	—	21,445,069
Value funds	23,032,126	—	—	23,032,126
International funds	22,058,424	—	—	22,058,424
Target date funds	51,734,901	—	—	51,734,901
Bond funds	15,725,157	—	—	15,725,157
Other funds	3,032,247	—	—	3,032,247
Money market funds	—	9,814,609	—	9,814,609
Brady common stock	3,807,761	—	—	3,807,761
Common collective trust fund	—	17,029,216	—	17,029,216
Total	$184,524,927	$26,843,825	$—	$211,368,752

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 5—PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in unvested Company matching contributions in their accounts. Distribution of such account balances shall be made by the Trustee to the participants within a reasonable time.
NOTE 6—FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7—EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent a common collective trust fund managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2015 and 2014, the Plan held 142,276 and 139,274 shares, respectively, of common stock of Brady Corporation, with a cost basis of $3,542,028 and $3,534,008, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from the common stock of Brady Corporation of $110,522 and $96,852, respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
NOTE 8—RECONCILIATION TO FORM 5500
The fully benefit-responsive investment contract in the accompanying financial statements is reported at contract value; however, it is recorded at fair value in the Plan’s Form 5500. Benefit payable amounts represent the value of distributions requested but not paid until the following year.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2015	2014
Net assets available for benefits per financial statements	$210,325,661	$214,993,678
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	192,984	259,033
Benefits payable	(57,313)	(113,144)
Amounts reported per Form 5500	$210,461,332	$215,139,567

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2015	2014
(Decrease) Increase in net assets available for benefits per financial statements	$(4,668,017)	$5,837,354
Adjustment from contract value to fair value for fully benefit-responsive investment contract at end of year	192,984	259,033
Adjustment from contract value to fair value for fully benefit-responsive investment contract at beginning of year	(259,033)	(337,947)
Benefits payable at end of year	(57,313)	(113,144)
Benefits payable at beginning of year	113,144	—
Amounts reported per Form 5500	$(4,678,235)	$5,645,296

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

BRADY MATCHED 401(k) PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

EIN #: 39-0178960
Plan #: 003

Identity of Issuer, Lessor, or Similar Party	Cost**	Current Value
MUTUAL FUNDS
Growth Fund of America		$32,824,646
Fidelity Diversified International Fund		12,995,729
American Century Small Cap Value		8,527,742
LSV Value Equity Fund		12,052,655
T. Rowe Price Retirement 2010		5,355,450
T. Rowe Price Retirement 2020		12,144,658
T. Rowe Price Retirement 2030		16,704,094
T. Rowe Price Retirement 2040		14,525,219
T. Rowe Price Retirement 2050		6,589,526
T. Rowe Price Retirement 2060		26,096
T. Rowe Price Retirement Balanced Fund		787,940
Oppenheimer Developing Markets		6,272,952
Wasatch Frontier Emerging Small Countries		891,232
Voya Smallcap Opportunities		9,237,393
PIMCO CommoditiesPLUS Strategy Fund		2,395,162
Vanguard Total Stock Market Index Fund		20,447,399
Vanguard Total Bond Market Index Fund		13,397,815
MFS Emerging Markets Debt		2,063,128

		177,238,836

COMMON COLLECTIVE TRUST FUND
PNC Stable Value Fund*		25,913,430

COMMON STOCK
Brady Corporation Class A Non-voting*		3,269,634

NOTES RECEIVABLE from PARTICIPANTS, at various interest rates and due through May 05, 2045*		2,859,328

TOTAL ASSETS (HELD AT END OF YEAR)		$209,281,228

*	Party-in-interest in the Plan.
**	Investments are participant directed and as such cost information is not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY MATCHED 401(k) PLAN

Date: June 16, 2016	/s/ AARON J. PEARCE
Aaron Pearce
Plan Administrative Committee Member